August 13, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Beverly Singleton
Ms. Claire Erlanger
Ms. Sonia Bednarowski
Ms. Laura Nicholson

Re:	Pepper Food Service Co., Ltd.
Draft Registration Statement on Form 20-F
CIK No. 0001740303

Dear Ms. Singleton, Ms. Erlanger, Ms. Bednarowski and Ms. Nicholson:

This letter is submitted on behalf of Pepper Food Service Co., Ltd., a foreign private issuer incorporated under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form 20-F confidentially submitted to the Commission on June 29, 2018 (the “Registration Statement”), as set forth in your letter dated July 26, 2018 addressed to Mr. Kensaku Ichinose, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 1 to the draft Registration Statement on Form 20-F (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments, for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1.

Risk Factors

Risks Related to Our Ownership of our American Depositary Shares (ADSs), page 16

1.

We note your disclosure on page 20 that as an EGC, you may take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Please revise to state your choice to either take advantage of the extended transition period or to forgo the exemption. Please note that your choice to forego the exemption related to adopting new or revised accounting standards until such time as private companies would be required to comply is irrevocable. See Section 107 of the Jobs Act.

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U.S. Securities and Exchange Commission

August 13, 2018

Response to Comment No. 1:

The Company has revised the disclosure as requested to clarify that the Company plans to take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. See page 22, “Risk Factors—Risks Related to the Ownership of our American Depositary Shares (ADSs)—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.”

Rights of shareholders under Japanese law may be different, page 18

2.

We note your disclosure on page 18 regarding the limitations related to voting shares that comprise less than one full unit of shares. Please disclose in this risk factor and in your discussion of voting rights on page 81 how such limitations impact holders of the American Depositary Shares. In that regard, we note that it is contemplated that each American Depositary Share will represent a fraction of a common share, and we note your disclosure that the total number of shares constituting one unit of stock is 100 common shares.

Response to Comment No. 2:

The Company has revised the disclosure under “Description of Securities Other Than Equity Securities—American Depositary Shares—General” (page 82) to reflect the correct ratio of ADSs to common shares of 5:1. The Company has also revised the risk factor on page 19 under “Risk Factors—Risks Related to the Ownership of our American Depositary Shares (ADSs)—Rights of shareholders under Japanese law may be different from those under the laws of the United States and holders of ADSs may have difficulty asserting voting and other rights.”

Information About the Company

History and Development, page 21

3.

Please disclose the average customer check and the range of prices for menu items at Ikinari! Steak and Pepper Lunch. In this regard, we note your disclosure on page 22 that the concept for Ikinari! Steak is a restaurant that offers a low-priced standing-style steak restaurant and your disclosure on page 23 that a distinguishing feature of Pepper Lunch is your system that can serve steaks and other dishes quickly and at lower price points than your competitors.

Response to Comment No. 3:

The Company has revised the disclosure on page 24 under “Information About the Company—History and Development” to include the average customer check and general range of prices for menu items at Ikinari! Steak™ and Pepper Lunch™.

Business Overview

Franchising, page 24

4.

Please expand your discussion of the franchise agreements by disclosing the franchise fees and the royalty percentages required by the Pepper Lunch and Ikinari! Steak franchising agreements in Japan as well as in the other regions in which franchisees operate your stores. In addition,

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U.S. Securities and Exchange Commission

August 13, 2018

disclose any other material terms of such agreements, such as any obligations you have to your franchisees. In addition, disclose whether any of your franchisees have been given exclusive rights to open stores in specified regions. Disclose the amount of control you have regarding the day-to-day operations of the franchisees and also contractors that operate your directly-owned stores.

Response to Comment No. 4:

The Company has revised the disclosure on page 26 under “Business Overview—Products and Brands—Pepper Lunch™ —Franchising” and on page 27 under “Business Overview—Products and Brands—Ikinari! Steak™” to include the additional requested information relating to the franchise fees, franchising agreements and the franchise arrangements. The Company has included additional disclosure on page 25 under “Business Overview—General,” on page 27 under “Business Overview—Products and Brands—Directly-Owned” to discuss the amount of control the Company has regarding the day-to-day operations of the franchisees and the contractors that operate our directly-owned stores. The Company has included additional disclosure on page 29 under “Business Overview—International Development” relating to the lack of materiality of the international franchising agreements. The Company will provide appropriate disclosure in the future, if and when any one or more regions become material.

Ikinari! Steak, page 25

5.

We note your disclosure on page 25 that you directly lease the space for some of your franchised locations and that your typical franchise agreement is for five years. Please include a risk factor, if material, to address the risk that you may be liable for the remainder of the lease if the franchise agreement is terminated prior to the termination of the lease.

Response to Comment No. 5:

The Company has added disclosure to address the risk of liability to the Company for its directly leased property upon early termination of the franchise agreement. See page 14, “Risk Factors—Risks Related to our Relationship with Franchisees—The failure of our franchisees to operate successful and profitable restaurants or a termination of our franchise agreement by a franchisee prior to the termination of our lease for a sub-leased franchise location could negatively impact our business.”

Product Development, page 26

6.

Please disclose whether you have the exclusive right to purchase the Iron Plate from Oshin Co., Ltd. and whether Oshin Co., Ltd. has the exclusive right to manufacture the product. In addition, please clarify whether, should your master product sales agreement with Oshin Co., Ltd. terminate, you would be able to have a third party manufacture the Iron Plate on your account without infringing Oshin Co., Ltd.’s patent rights.

Response to Comment No. 6:

The Company has added the requested disclosure on page 29 under “Business Overview—Product Development.”

GREENBERG TRAURIG, LLP

U.S. Securities and Exchange Commission

August 13, 2018

Business Strategy, page 28

7.

We note your disclosure that you intend to open approximately 60 Pepper Lunch stores in 2018, some of which will be company-owned stores, and that you intend to open approximately 200 Ikinari! Steak stores, half of which will be company-owned stores. Please disclose the estimated cost of opening these stores.

Response to Comment No. 7:

The Company has added the requested disclosure on page 31 under “Business Overview—Business Strategy.”

Intellectual Property Rights

Patent Rights, page 29

8.	Please disclose the expiration date of the patents for the Iron Plate and the electromagnetic cooker.

Response to Comment No. 8:

The Company has added the requested disclosure on page 32 under “Intellectual Property Rights—Patent Rights.”

Operating and Financial Review and Prospects

Operating Results

Gross Profit, page 40

9.

We note you have provided gross profit as the segment profitability measure in your MD&A discussion. However, we note that audited Footnote 5, Segment Information, beginning on page F-25, discloses that your Chief Operating Decision Maker, the Board of Directors, evaluates the performance of the operating segments using operating profit (loss) as the principal basis for measurement, which is determined in accordance with Japanese GAAP, and is also termed as segment income, before certain described items. Please confirm to us that segment operating profit (loss) determined in accordance with Japanese GAAP is calculated in the same manner as the segment income measure provided in Note 5. Also, please consider expanding your discussion in MD&A to also provide disclosure of segment income for each of your reportable segments, as that appears to be the measure used by the CODM. Please also provide a discussion of the significance of presenting gross profit by segment in your MD&A discussion and explain how this measure should be understood in evaluating the profitability of the business in addition to, or in comparison with, that of segment income as provided in the audited financial statement notes. We refer you to Question Nos. 104.02 and 104.04 of the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, last updated April 4, 2018, for discussion of segment footnote profitability measures in MD&A.

Response to Comment No. 9:

The Company has added disclosure on page 44 under “Operating and Financial Review and Prospects—Operating Results—Segment Income” to include the segment income as reported to the Chief Operating Decision Maker (CODM). Supplementally, the Company advises the Staff that the segment results used by the CODM for the purposes of making decisions about resource allocation to the operating segments and of assessing performance of the segments are prepared in accordance with Japanese GAAP. These results are reconciled to the relevant IFRS measure as described in Note 39 to our consolidated financial statements. Although segment results also include the disclosure of revenues from external customers, we determined to present revenues from external customers only on an IFRS basis as the application of IFRS resulted in significant adjustment to reported revenues under Japanese GAAP. The IFRS adjustments resulted primarily from the application of more stringent principal vs. agent criteria to sales of food and other restaurant supplies to domestic franchise partners. Under IFRS, these sales are recorded on a net basis, as the Company is operating as an agent in the transactions to supply food and restaurant supplies while under Japanese GAAP they were recorded on a gross basis.

GREENBERG TRAURIG, LLP

U.S. Securities and Exchange Commission

August 13, 2018

Liquidity and Capital Resources, page 41

10.

Refer to your discussion under restaurant and capital expenditures on page 43. Please further expand the reconciliation table of capital expenditures to reconcile the total amount of capital expenditures to the amount shown on the face of the statements of cash flows at page F-8. In this regard, also disclose the total amount of any other capital expenditures and what they pertain to.

Response to Comment No. 10:

The Company has added disclosure under “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Restaurant Development and Capital Expenditures” to reconcile capital expenditures in a table on page 47 to the amount shown on the face of the statements of cash flow on page F-8.

11.

Refer to your discussion of cash provided by operating activities where you disclose the non-IFRS measure of free cash flow. Please provide disclosure that free cash flow is a non-IFRS measure not computed or determined in accordance with IFRS. In addition, provide discussion of the usefulness to an investor of this measure and how it has been computed, including a reconciliation to cash provided by operating activities for each year presented as shown in the statements of cash flows. Please also note to the extent your computation of free cash flow is not cash provided by operating activities less capital expenditures as shown in the statement of cash flows, such measure should be further reconciled to free cash flow and re-titled as free cash flow as adjusted or similarly titled. We refer you Item 10(e)(1)(i) of Regulation SK and Question 102.07 of the C&DIs on Non-GAAP Financial Measures.

Response to Comment No. 11:

The Company has added disclosure on page 46 under “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” to discuss (i) the fact that free cash flow is non-GAAP measure, (ii) how the Company calculates free cash flow, and (iii) the reason for this non-GAAP disclosure.

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U.S. Securities and Exchange Commission

August 13, 2018

Critical Accounting Policies and Estimates

Deferred Tax, page 47

12.

Please provide a brief discussion of the United States Tax Cuts and Jobs Act, enacted on December 22, 2017, and its impact, if any, on your results of operations and financial condition at fiscal year December 31, 2017 and its expected impact subsequently for fiscal year 2018. We note your U.S. restaurant operations are managed by Kuni Corporation, your wholly-owned United States subsidiary.

Response to Comment No. 12:

The Company has added the requested disclosure on page 52 under “Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Deferred Tax.”

Major Shareholders and Related Party Transactions

Major Shareholders, page 57

13.

We note your disclosure on page 58 that Mr. Ichinose, your chief executive officer and director, beneficially owns 17.41% of your common stock. Please add a risk factor addressing any potential conflicts of interest associated with this level of ownership or tell us why you believe this does not present a material risk.

Response to Comment No. 13:

The Company has added a risk factor in response to the Staff’s comment. See page 19, “Risk Factors—Risks Related to the Ownership of our American Depositary Shares (ADSs)—Our Chief Executive Officer owns a substantial amount of our common shares, which may limit a shareholder’s ability to influence our business and affairs.”

14.

We note that your beneficial ownership table is presented as of December 31, 2017. Please update such disclosure to provide the information as of the most recent practicable date. See Item 7.A of Form 20-F.

Response to Comment No. 14:

The Company has revised the share ownership table on page 60 under “Directors, Senior Management and Employees—Share Ownership—Board of Directors, Senior Management and Certain Employees” and the beneficial ownership table on page 62 under “Major Shareholders and Related Party Transactions—Major Shareholders” to reflect information as of June 30, 2018.

Description of Securities Other Than Equity Securities

American Depositary Shares

Voting Rights, page 81

15.

We note that the deposit agreement filed as Exhibit 2.1 includes a waiver of any right to a trial by jury. Please revise to disclose such provision and to clarify whether such waiver includes claims made under the federal securities laws. If such provision applies to claims under the federal securities laws, provide a risk factor regarding the impact of this provision in the deposit agreement on the rights of ADS holders. In addition, address potential enforceability issues. Finally, clarify that by agreeing to the provision, investors will not be deemed to have waived Pepper Food Service Co. Ltd.’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

GREENBERG TRAURIG, LLP

U.S. Securities and Exchange Commission

August 13, 2018

Response to Comment No. 15:

The Company has added a risk factor in response to the Staff’s comment. See page 20, “Risk Factors—Risks Related to the Ownership of our American Depositary Shares (ADSs)—ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.”

16.

We note that the description of the American Depositary Shares contemplates that each ADS will represent a fraction of a common share. Please add risk factor disclosure to disclose any related risks that are material.

Response to Comment No. 16:

The Company has revised the disclosures under “Description of Securities Other Than Equity Securities—American Depositary Shares—General” (page 82) to reflect the correct ratio of ADSs to common shares of 5:1. The Company has also revised the risk factor on page 19 under “Risk Factors—Risks Related to the Ownership of our American Depositary Shares (ADSs)—Rights of shareholders under Japanese law may be different from those under the laws of the United States and holders of ADSs may have difficulty asserting voting and other rights.”

Note to the Financial Statements

General, page F-9

17.

We note from your disclosure on page 56 that in March 2018 you granted a ninth round of stock options. Please revise your notes to the financial statements to disclose this issuance of stock options as a subsequent event in accordance with IAS 10.

Response to Comment No. 17:

We supplementally advise the Staff that the ninth round of stock options issued subsequent to the year end (i.e., March 14, 2018) is equivalent to 241,700 shares, which is less than 1% of the total shares outstanding. Further, the Company has granted stock options to its directors, corporate auditors and employees annually in the past few years, the equivalent shares of which were 805,400, 435,800 and 533,000 in April 2017, June 2016 and October 2015, respectively. Given that the number of shares to be issued as a result of the ninth round of stock options is insignificant and that the Company has had annual stock option grants every year, the Company believes that the ninth round of stock options is not a material subsequent event requiring disclosure as described under IAS 1.31.

Note 2.3 Summary of Other Significant Accounting Policies

Revenue Recognition, page F-10

18.

We note from your disclosure on page 36 that for outsourced stores, you pay the contractor a monthly minimum guaranteed service fee and share the profits after a royalty fee and various operating costs. We also note from your disclosure on page 40 that outsourcing expense, which is part of SG&A, increased in 2017 ¥307 million or 185.45% due to the increase in the average number of outsourced restaurants. Please explain to us, and revise your notes to the financial statements to disclose how you account for the recognition of the revenue related to outsourced stores under IAS 18 and specifically how you have determined you are the principal in the transaction under paragraph 21 of IAS 18.

GREENBERG TRAURIG, LLP

U.S. Securities and Exchange Commission

August 13, 2018

Response to Comment No. 18:

The Company has added disclosure on page 27 under “Information About the Company—Business Overview—Products and Brands—Pepper Lunch—Directly Owned” to discuss how the Company accounts for the recognition of revenue from outsourced restaurants. The Company has also added disclosure on page 39 under “Operating and Financial Review and Prospects—Operating Results—Two Years Ended December 31, 2017 and 2016—Overview” to discuss how the Company determined if they are a principal in sales transaction for outsourced restaurants. The consolidated financial statements have not been revised as the revenue recognition policy as disclosed in note 2.3 is identical for both Company owned and outsourced restaurants.

We thank the Staff for its review and consideration of the Company’s draft registration statement and the foregoing responses to the Staff’s comments. Upon completion of the Staff’s review, the Company intends to file publicly the initial draft registration statement and Amendment No. 1 submitted in connection herewith as required. We expect, in connection with such filings, that the Bank of New York Mellon, as depositary for the Company’s ADR program, will also be filing publicly its registration statement on Form F-6 for the registration under the Securities Act of 1933, as amended, of the ADSs relating to the Company’s common shares.

If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Kensaku Ichinose, Pepper Food Service Co., Ltd.

Koji Ishikawa, Esq., GT Tokyo Law Offices

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